

May 7, 2020

Roger J.M. Dassen
Chief Financial Officer
ASML Holding N.V.
De Run 6501
5504 DR Veldhoven
The Netherlands

> **Re: ASML Holding N.V.**
> **Form 20-F for Fiscal Year Ended December 31, 2019**
> **Filed February 12, 2020**
> **File No. 001-33463**

Dear Mr. Dassen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2019

Notes to the Consolidated Financial Statements
Revenue from contracts with customers, page 141

1. You disclose that transfer of control and recognition of revenue occurs for new system sales upon either delivery or acceptance of the system. Please tell us how you considered whether control transfers over time as these systems appear to include specialized equipment and it is unclear whether you have an enforceable right to payment for performance completed to date. Further, expand your disclosures to clarify these terms. Refer to ASC 606-10-25-27.

2.   You indicate that time based software licenses and related services are sold together, not considered individually distinct, and the transfer of control takes place over the license term. Please tell us the nature of these related services and explain why they are not distinct from the software license. Further, tell us the amount of revenue recognized for these arrangements for each period presented and, to the extent material, revise your disclosures accordingly. Refer to ASC 606-10-25-21.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Melissa Kindelan, Senior Staff Accountant, at 202-551-3564 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology